Coca-Cola İçecek

FILE 82-35049

SEC Mail Processing
Section

APR 21 2008

Washington, DC
110

08002087

April 16, 2008

PROCESSED

APR 25 2008

THOMSON REUTERS

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on April 14, 2008.

At its meeting on April 14, 2008 Coca-Cola İçecek A.Ş.'s ("CCI" or the "Company") Board of Directors resolved unanimously that based on the Company's 2007 calendar year operations, the Ordinary General Assembly to take place on May 6, 2008, at 2:00 p.m. at the headquarters of the Company, with the agenda set forth below:

AGENDA OF THE ORDINARY GENERAL ASSEMBLY MEETING OF COCA-COLA İÇECEK A.Ş. FOR THE FISCAL YEAR 2007 ON MAY 6, 2008

1. Opening and election of the Board of the Assembly,
2. Authorization of the Board of the Assembly to sign the minutes of the meeting,
3. Review of and discussion on the reports of the Board of Directors, Board of Auditors and the Independent Audit Firm for the fiscal year 2007,
4. Review of and discussion on and approval of Consolidated Income Statement and Balance Sheet for the fiscal year 2007,
5. Release of the Chairman and the members of the Board of Directors for their activities concerning the fiscal year 2007,
6. Release of the Board of Auditors for their activities concerning the fiscal year 2007,
7. Reelection or replacement of the Board of Auditors to serve until the Ordinary General Assembly Meeting for the fiscal year 2008,
8. Decision on the distribution of profits for fiscal year 2007,
9. Informing Shareholders on donations made on behalf of the Company,

dlw 4/24

10. Determining the remuneration of the Board members John Paul Sechi and Gerard A. Reidy for the period 01.04.2008-31.03.2009,
11. Authorization of the Chairman and the members of the Board of Directors pursuant to Articles 334 and 335 of the Turkish Commercial Code,
12. The approval of the appointment of an external independent auditor elected by the Board of Directors for examination of activities and accounts in the fiscal year 2008 as per the Communique pertaining to the Capital Market Independent Audit Standards published by the Capital Markets Board,
13. Closing.

The proxy for the Ordinary General Assembly is available on Attachment 1.

In addition, In its meeting dated April 14, 2008, the Board of Directors of Coca-Cola İçecek ("CCI") resolved to propose to the General Assembly the distribution of a total YTL32,500,000 cash dividend, to be paid in May 2008, and the remainder of the net distributable profit to be added to the extraordinary reserves.

Subject to the approval of the General Assembly Meeting, a gross dividend of YTL 0.127766 will be paid per 100 shares, representing a YTL 1 nominal value. Turkey based full and limited corporate tax payers, who receive dividends through an established business or a representative office in Turkey will receive a net amount of YTL0.127766 per 100 shares, and other shareholders will receive a net amount of YTL0,108601.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Attachment 1:

SAMPLE AUTHORIZATION DOCUMENT
TO THE COCA-COLA İÇECEK ANONİM ŞİRKETİ BOARD CHAIRMANSHIP

I hereby appoint .... as proxy authorized to represent me according to my below stated opinions, vote, propose and sign necessary documents on my behalf in the Ordinary General Shareholders Meeting of Coca-Cola İçecek Anonim Şirketi to be held on May 06, 2008, 14:00 hours at the address Esenşehir Mah. Erzincan Cad. No: 36 Ümraniye, 34776 Istanbul and/or insofar the quorum is not achieved or postponement occurs in the subsequent meetings.

A. SCOPE OF REPRESENTATION POWER

a) The proxy will be authorized to cast votes on all agenda items in line with his own opinion.

b) The proxy will be authorized to cast votes on agenda items in line with the below instructions.

Instructions : (Special instructions written).

c) The proxy will be authorized to cast votes in line with the proposals of the Company management.

d) The proxy will be authorized to cast votes on any other potential issues arising during the meeting in line with the below instructions. (In the absence of any instructions the proxy will freely cast his vote.)

Instructions: (Special instructions written).

B. STOCK OWNED BY THE SHAREHOLDER

a) Issue and Series :..............................
b) Quantity :..............................
c) Units-Nominal Value :..............................,
d) Privileges attached to the vote :..............................
e) Bearer-registered stock :..............................

NAME SURNAME or TITLE OF SHAREHOLDER
SIGNATURE :..............................
ADDRESS :..

NOTE : In part (A) any one of the items (a), (b) or (c) will be selected, and statement will be provided for items (b) and (d).

END